Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 (0) 11 294 9106
Fax +27 (0) 11 295 9106
Website www.nedcor.co.za




05007370

13 April 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDCOR LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the JSE Securities Exchange stock exchange new service (SENS) regarding the issue of annual financial statements and the notice of the annual general meeting.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

Jackie Katzin
Assistant Group Secretary

cc. Jonathan K Bender, Esq



Release Date: 12/04/2005 14:20:01

Nedcor Limited - Issue of AFS and Notice of AGM

NED
Nedcor Limited - Issue of AFS and Notice of AGM
NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the company")

ISSUE OF AUDITED ANNUAL FINANCIAL STATEMENTS

Further to the Nedcor reviewed preliminary results for the year ended 31 December 2004, shareholders are advised that the annual financial statements will be dispatched to shareholders on 12 April 2005. The annual financial statements will also be available online on the Nedcor website (www.nedcor.co.za) from this date.

There were some reclassification adjustments to the reviewed preliminary results which were published on 22 February 2005. These reclassifications are summarised below, and the affected abridged consolidated balance sheet, AC133: balance sheet classification of financial instruments and consolidated cash flow statements are set out below.

There were no changes to the consolidated income statement or the consolidated changes in equity statement for 2004.

The annual financial statements were audited by Nedcor"s auditors, KPMG Inc and Deloitte & Touche. Their report is available for inspection at the company"s registered office.

AFFECTED ABRIDGED AUDITED ANNUAL FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

	As at 31 December 2004 Rm	As at 31 December 2003 Rm
ASSETS		
Cash and short-term funds	10 050	12 227
Other short-term securities	16 310	10 610
Government and other securities	26 224	21 333
Derivative instruments	27 560	28 496
Advances	221 128	210 096
Sundry debtors	7 881	7 463
Deferred taxation asset	1 172	3 074
Current taxation prepaid	196	256
Investments in associate companies and joint ventures	1 043	1 627
Other investments	3 456	3 788
Insurance assets	3 109	5 152
Property and equipment	2 740	2 684
Computer software and capitalised development costs	1 419	1 710
Goodwill	3 441	3 762

Cash flows from financing activities	1 903	2 063
Cash and short-term funds at end of year	10 050	12 227

RECLASSIFICATIONS TO REVIEWED PRELIMINARY RESULTS

In the 2004 consolidated balance sheet and cash-flow statement, there has been a recategorisation of net deposits of R174 million between fixed deposits and long term debt instruments.

In the 2004 AC133: balance sheet classification of financial instruments, there has been a recategorisation of derivative gross-ups between the AC133 trading and originated loans categories for both receivables (R14,3 billion) and non trading liabilities (R19,8 billion) classifications.

CONFIRMATION OF ANNUAL GENERAL MEETING

Confirmation is hereby given that the annual general meeting of shareholders of Nedcor will be held at the registered office of the company at the Auditorium, Retail Place West, Nedcor Sandton, 135 Rivonia Road, Sandown on Wednesday, 4 May 2005 at 17:00 to transact businesses as stated in the notice of the annual general meeting forming part of the annual financial statements.

Sandton
12 April 2005

For further information please contact:
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102

Lead sponsor to Nedcor: Merrill Lynch South Africa (Pty) Ltd
Sponsor to Nedcor: Nedbank Capital
Joint auditors and reporting accountants to Nedcor KPMG Inc and Deloitte & Touche

Date: 12/04/2005 02:20:19 PM Produced by the JSE SENS Department

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